Exhibit 99.3

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	07:00 01-Mar-05

RNS Number:1036J
Wolseley PLC
01 March 2005

Schedule 5 – Block Listing Six-Monthly Return

1 Name of company:

Wolseley plc

2 Name of Scheme:

Executive Share Option Scheme 1989

3 Period of Return – From:

1 September 2004

To:

28 February 2005

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

2,355,111 Ordinary 25p shares

5 Number of shares issued/allotted under scheme during period:

2,441,678

6 Balance under scheme not yet issued/allotted under scheme at end of period:

978,433*

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

400,000 Ordinary 25p shares listed on 22.06.2001 ref 0007-0003 (utilised)

400,000 Ordinary 25p shares listed on 16.11.2001 ref 00008-0002 (utilised)

350,000 Ordinary 25p shares listed on 20.02.2002 ref RA/Wolseley plc/00009 (utilised)

490,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)

2,000,000 Ordinary 25p shares listed on 04.11.02 ref RA/Wolseley plc/00011

1,375,000 Ordinary 25p shares listed on 01.10.03 ref RA/Wolseley plc/00012

*1,065,000 Ordinary 25p shares listed on 01.10.04 ref Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

589,284,627

Contact name for queries:

M J White

Contact telephone number:

0118 929 8700

Contact address:

Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA

Name of person making return:

M J White

Position of person making return:

Group Company Secretary & Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END